EXHIBIT 12.1
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              SYNTHETECH REPORTS THIRD QUARTER FISCAL 2004 RESULTS
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Albany, Oregon, January 27, 2004 - Synthetech, Inc. (Nasdaq:NZYM) today announced financial results for the third quarter and first nine months of fiscal 2004, which ended December 31, 2003. Revenue for the third quarter of fiscal 2004 was $2.9 million, a 27% decrease compared to revenue of $4.0 million in the third quarter of fiscal 2003. Operating loss for the current quarter was $354,000, compared to operating income of $1.3 million for the same period last year. Net loss for the quarter was $350,000, or $0.02 per share, compared to net income of $838,000, or $0.06 per share, for last year's corresponding period.

For the first nine months of fiscal 2004, revenue of $6.5 million resulted in both an operating and net loss of $2.7 million, or $0.19 per share. For the comparable period last year, revenues of $8.9 million resulted in operating loss of $116,000 and a net loss of $46,000, or $0.00 per share. International sales, mainly to Western Europe, were $1.4 million for the first nine months of fiscal 2004 and 2003.


                                Synthetech, Inc.
                       Condensed Statements of Operations

                                                    Three Months Ended                 Nine Months Ended
                                                        December 31,                       December 31,
                                              ------------------------------      ------------------------------
(in thousands, except per share data)             2003              2002              2003              2002
                                              ------------      ------------      ------------      ------------
                                                                          (unaudited)
Revenue                                       $      2,914      $      3,991      $      6,530      $      8,867
Cost of revenue                                      2,612             2,001             7,309             6,995
                                              ------------      ------------      ------------      ------------
  Gross income (loss)                                  302             1,990              (779)            1,872

Research and development                               167               207               539               524
Selling, general and administrative                    489               444             1,373             1,464
                                              ------------      ------------      ------------      ------------
     Total operating expense                           656               651             1,912             1,988

                                              ------------      ------------      ------------      ------------
  Operating income (loss)                             (354)            1,339            (2,691)             (116)

Interest income                                          6                15                26                49
Interest expense                                        (2)               (3)               (6)               (7)
                                              ------------      ------------      ------------      ------------
     Income (loss) before income taxes                (350)            1,351            (2,671)              (74)

Provision (benefit) for income taxes                    --               513                --               (28)

                                              ------------      ------------      ------------      ------------
Net income (loss)                             $       (350)     $        838      $     (2,671)     $        (46)
                                              ============      ============      ============      ============

Basic and diluted income (loss) per share     $      (0.02)     $       0.06      $      (0.19)     $      (0.00)
                                              ============      ============      ============      ============

Commenting on the financial results, M. "Sreeni" Sreenivasan, President and CEO, said, "Our third quarter revenue exceeded revenue for each of the first and second quarters of fiscal 2004 and we expect that our fourth quarter revenue will exceed third quarter revenue. Additionally, cash flow from operations for the third quarter of fiscal 2004 was slightly positive and we ended the quarter with a cash balance of $3.9 million. Revenue volatility is inherent in supplying Peptide Building Blocks (PBBs) to the pharmaceutical development market and is largely affected by the timing and size of large-scale projects. Due to the slower than expected ramp-up of a major customer's newly marketed drug, the customer has reduced the aggregate size of a large-scale order from approximately $4.4 million to approximately $2.2 million, including the cancellation of a $600,000 delivery scheduled for the fourth quarter of fiscal 2004. The customer also has pushed back the scheduled delivery dates for the remaining $2.2 million of the order to the second half of fiscal 2005. As a result, our large-scale order commitments for fiscal 2005 currently stand at approximately $3.9 million. The mix of drug development projects using our PBBs in various phases of the clinical pipeline continues at an active pace."

Commenting on recent efforts to expand marketing activities, Mr. Sreenivasan added, " We are pleased to welcome Dr. Claude Colin to our team as our first European Director of Business development. Based in Belgium, Dr. Colin will work on expanding our ongoing presence in the European market. Dr. Colin joins Synthetech with over 20 years of executive level experience with European fine chemical and pharmaceutical firms. We expect Dr. Colin's efforts will complement those of Dr. Joseph Murphy, our Director of Business Development based in New Jersey, by positioning our senior business development staff in close proximity to the heavy concentration of pharmaceutical accounts in the US and Western Europe."

Management continues to believe that the Company is well positioned to take advantage of business opportunities as a supplier of PBBs for pharmaceutical and other projects. Synthetech operates in a challenging business environment, characterized by the unpredictable dynamics and life cycle of pharmaceutical projects, which can lead to rapid fluctuations in the mix of projects and revenues from period to period. Because the uncertainties inherent in development projects remain outside the Company's control, it remains difficult to predict the progress, timing and revenue potential of these projects.

ABOUT SYNTHETECH
Synthetech's PBBs are used predominantly by pharmaceutical companies and others to make a wide range of peptide, peptidomimetic small molecule and other drugs under development or on the market for the treatment of AIDS, cancer, cardiovascular and other diseases. The Company has established a worldwide reputation in a unique product and technology niche as a leading supplier to the pharmaceutical and life sciences industry.

FORWARD-LOOKING STATEMENTS
This press release includes "forward looking" information (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934), including, without limitation, statements regarding: future performance, growth and operating results of the Company, including large-scale order commitments for fiscal 2005; scheduled delivery dates; potential expansion of our presence in the European market and other results of our marketing efforts; and the Company being well positioned to take advantage of business opportunities. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," or words or phrases of similar meanings. Investors are cautioned that forward-looking statements involve risks and uncertainties, and various factors could cause actual results to differ materially from those in the forward-looking statements. The risks and uncertainties include, but are not limited to, the following: the uncertain market for products, potential loss of a significant customer or customers, customer concentration, potential termination or suspension by customer of significant projects or cancellation or delays of orders prior to shipment, potential period-to-period revenue fluctuations, production factors, industry price pressures and cost factors, competition, government regulation, labor disputes, technological change, and international business risks. Investors are directed to the Company's filings with the Securities and

Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, for a further description of risks and uncertainties related to forward-looking statements made by the Company as well as to other aspects of the Company's business. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect to them or any change in events, conditions or circumstances on which any such statement is based.


MORE INFORMATION: Web site: http:/www.synthetech.com, E-mail:
investor@synthetech.com M. "Sreeni" Sreenivasan, President & CEO 541 967-6575, Gary Weber, CFO 541 967-6575